Exhibit 12.2

Combined Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

(in millions, except ratios)	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income tax expense	$272.7	$285.4	$122.0	$144.3	$204.8	$224.7
Fixed charges, including interest on deposits	89.8	141.3	139.3	199.0	289.9	226.4

Earnings, including interest on deposits	362.5	426.7	261.3	343.3	494.7	451.1
Less interest on deposits	68.8	107.4	112.8	173.4	262.1	213.6

Earnings, excluding interest on deposits	$293.7	$319.3	$148.5	$169.9	$232.6	$237.5

Fixed charges:
Interest on deposits	$68.8	$107.4	$112.8	$173.4	$262.1	$213.6
Interest on borrowings	10.5	21.1	17.0	16.6	18.7	6.8
Estimated interest component of rent expense	10.5	12.8	9.5	9.0	9.1	6.0

Fixed charges, including interest on deposits	89.8	141.3	139.3	199.0	289.9	226.4
Preferred stock dividend requirements	—	—	—	—	—	—

Combined fixed charges and preferred stock dividend requirements including interest on deposits	89.8	141.3	139.3	199.0	289.9	226.4
Less interest on deposits	68.8	107.4	112.8	173.4	262.1	213.6

Combined fixed charges and preferred stock dividend requirements excluding interest on deposits	$21.0	$33.9	$26.5	$25.6	$27.8	$12.8

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	13.99	9.42	5.60	6.64	8.37	18.55
Including interest on deposits	4.04	3.02	1.88	1.73	1.71	1.99